March 13, 2013

Ms. Sandy Eisen
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Phone: (202) 551-3864

Re:         United American Petroleum Corp.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed April 16, 2012
Response letter dated October 19, 2012
File No. 0-51465

Dear Ms. Eisen:

In response to your comment letter dated January 23, 2013, United American Petroleum Corp. (the “Company,” “UAPC,” “we,” and “us”) has the following responses.

Revenue Recognition – Administrative Income, page 37

1.
We note your response to prior comment number 5 from our letter dated September 24, 2012. Subject to certain identified exceptions, Rule 4-10(c)(6)(iv) of Regulation S-X indicates that no income shall be recognized for contractual services in connection with properties in which the registrant or an affiliates holds an ownership or other economic interest. Although the contractual services given as examples do not include management or accounting services, those are contractual services nonetheless. The specific services identified in the text of the rule are only examples, and are not intended to represent an exhaustive list of items for which revenue recognition is prohibited.

To the extent that you are able to identify the specific costs of the specific services for which you are being reimbursed, amounts received may be recorded as reductions to those costs, with any amount in excess of those costs being offset to the full cost pool. Otherwise, the entire amount received should be recorded as an offset to the full cost pool.

Please revise your financial statements accordingly.

RESPONSE:

The Company has considered the Staff’s comment and the qualitative and quantitative effect of our previously disclosed recognition of revenue.  In conjunction with our auditors, Malone & Bailey LLP, UAPC proposes to use the guidance provided in SAB 108 for prior period misstatements and to provide corrections within financial statements in future filings, without amending any of the Company’s prior periodic filings going backward.

Provided below is our quantitative analysis of our prior period misstatement.

Amount
Revenues Attributable to Properties with no UAPC ownership	69,452

Revenues Attributable to Properties with UAPC ownership
Management Fees	60,726	A
Admin Fees	84,999	B
TOTAL ATTRIBUTABLE TO OWNED PROPERTIES	145,726

Total UAPC Administrative Revenue per UAPC 2011 10-K	215,178

UAPC has reviewed the quantitative factors of the misstatement of administrative revenues noting $69,452 of revenue attributable to properties with no UAPC ownership.  UAPC believes recognition of administrative revenue for management and administrative fees to be appropriate for properties in which UAPC has no ownership interests.  UAPC noted a cumulative $145,726 of revenues attributable to properties with UAPC ownership.  These administrative fees should be recognized as a reduction in related expenses to the extent that fees were not in excess of related direct administrative and management expenses.  UAPC has provided an analysis of related direct administrative and management expenses incurred by UAPC for which administrative and management fees were billed.

Account	Description	UAPC
6014	Mileage Expense	4,917
6400	Insurance Expense: Dental Insurance	2,580
6401	Insurance Expense: Health Insurance	18,687
6405	Insurance Expense: Life and Disability Insurance	1,636
6406	Health Costs and Insurance	18,281
6500	Payroll Expenses	277,355
6510	Payroll Service Fees	1,366
6520	Payroll Taxes	19,946
6690	Rent Expense	17,495
6700	Telephone Expense	9,540
Total Direct Administrative & Management Expenses		371,803
Less: Administrative Revenues Attirbutable to Properties with UAPC ownership		(145,726)
Total excess direct Administrative & Management
Expenses over Administrative Revenue Attributable to Properties with UAPC ownership		226,077

UAPC noted that the fees attributable to properties with UAPC ownership does not create excess gains and can be fully recognized as a reduction in General & Administrative expenses as presented below.

The proposed adjustments noted below are a reclassification of income statement amounts without an effect to the net income for the Company.

				PROPOSED
	FOR THE	ADMINISTRATIVE		FOR THE
	YEAR ENDED	REVENUE		YEAR ENDED
	DECEMBER 31, 2011	MISSTATEMENT		DECEMBER 31, 2011
Oil sales	139,692			139,692
Gas sales	1,670			1,670
Administrative Income	215,178	(145,726)		69,452
TOTAL REVENUE	356,540	(145,726)		210,814

OPERATING EXPENSES (INCOME)
Lease operating expenses	109,865			109,865
Accretion expense	2,592			2,592
Depletion expense	19,225			19,225
Gain on sale of property and equipment	-			-
General and administrative	922,628	(145,726)	ΣAB	776,902
TOTAL OPERATING EXPENSES	1,054,310	(145,726)		908,584

NET LOSS BEFORE OTHER EXPENSE	(697,770)	-		(697,770)

OTHER INCOME (EXPENSE)
Interest Expense	(289,291)			(289,291)
Loss on embedded derivatives	(96,280)			(96,280)
NET INCOME	(1,083,341)	-		(1,083,341)

UAPC does not believe the misstatement results in a material misstatement of net income, after considering all relevant quantitative factors.

UAPC has reviewed the qualitative misstatement and reached the conclusion that the factors do not result in a qualitative material misstatement.  UAPC has detailed our response to defined qualitative factors required for consideration under SAB 108.

The qualitative factors and UAPC’s response have been detailed below:

1.	Effect on other financial statement components (that is, the pervasiveness of the misstatement).

UAPC believes the misstatement is not pervasive and affects only two line items within the income statement.

2.	Effect of misstatement on overall trends, especially trends in profitability, such as a misstatement that reverses a downward trend of earnings.

UAPC has noted that the above referenced misstatement does not affect the profitability of the Company.

3.	Whether the misstatement hides a failure to meet analysts' consensus expectations for the issuer.

UAPC knows of no analysts following and reporting on its stock.  During the period of February 2011 to December 2011, the trading varied from a daily trading low of -0- shares traded to the highest volume of 50,000 shares per day.  The misstatement did not hide a failure to meet any consensus expectations.

4.	Whether the misstatement changes a loss into income or vice versa.

UAPC has noted that the above referenced misstatement does not affect the profitability of the Company.

5.	Whether the misstatement concerns a segment or other portion of the issuer's business that has been identified as playing a significant role in the issuer's operations or profitability.

Our business is described on page 3 of our 2011 Form 10-K as follows: “We are an exploration company engaged in the acquisition, exploration, development and production of oil and gas properties.  Our principal business is the acquisition of leasehold interests in petroleum and natural gas rights, either directly or indirectly, and the exploitation and development of properties subject to these leases.  Our primary focus is to develop our properties that have potential for near-term production, We also provide operational expertise for several third party well owners out of our operation base in Austin, Texas.”

UAPC describes their primary business as oil and gas exploration.  Administrative revenues are noted as a secondary portion of the business.  UAPC believes administrative revenues do not play a significant role in the operations or profitability of the Company.

6.	Effect on earnings per share.

UAPC has noted that the above referenced misstatement does not affect profitability of the Company.

7.	Significance of the financial statement element or portion of the company's business affected by the misstatement.

UAPC has noted that the above referenced misstatement does not affect profitability of the Company.

8.	Effect of the misstatement on the company's compliance with loan covenants, other contractual agreements, or regulatory requirements.

The misstatement did not affect the Company’s compliance on any loan covenants, other contractual agreements, or regulatory requirements.

9.	The existence of SEC or other statutory or regulatory requirements affecting materiality thresholds.

UAPC believes the misstatement does not affect SEC, or other statutory or regulatory requirements affecting materiality thresholds.

10.	A misstatement that affects management's compensation (for example, meeting an earnings target might trigger a bonus).

The misstatement did not affect management’s compensation.

11.	The sensitivity of the circumstances (such as implications of misstatements involving fraud, possible illegal acts, violations of contractual provisions, or conflicts of interest).

The misstatement did not affect any sensitive circumstances.

12.	The effects of misclassifications that could be significant to the financial statement users.

UAPC experiences nominal daily and annual trading volumes.  UAPC noted no correlation of our 2011 results to increases or decreases in our trading volume.

13.
Significance of the misstatement or disclosures in relation to known user needs (for example, the significance of earnings and earnings per share to public-company investors or the effect of misstatements of earnings when contrasted with expectations).

UAPC knows of no analysts following and reporting on its stock.  The misstatement did not hide a failure to meet any consensus expectations.  Additionally, UAPC has noted that the above referenced misstatement does not affect the profitability of the Company.  UAPC believes the misstatement does not affect its known users’ needs.

14.	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

UAPC is able to accurately calculate the degree of misstatement and the materiality as discussed above.

15.	Motivation of management.

The misstatement does not affect the actions or motivations of management.

16.	Offsetting effects of individually significant misstatements.

UAPC believes the above noted misstatements have an offsetting affect to income statement line items.  UAPC believes the reclassification of the above noted administrative fees do not materially affect the financial statements.

17.	Potential effect on future periods.

UAPC has proposed to change the treatment of administrative revenues from properties with UAPC ownership in all future filings moving forward.  Additionally, UAPC proposes to provide a reclassification of previously reported income statement line items to reflect the revised proposed presentation in all future filings that present 2011 results.

18.	Cost of making the correction.

UAPC believes the cost of restating the misstatement will significantly hinder the Company resulting in financial and operational hardship.  UAPC believes the effect to the Company of the restatement will significantly outweigh the benefit of an amendment to our potential users.

19.	Risk of possible additional undetected misstatements.

UAPC has isolated the misstatement and does not believe there is a risk of possible additional undetected misstatements.

UAPC has further noted that there was no quantitative impact on net income from its misstatement and has therefore determined to base its conclusion on the qualitative factors that lead the Company to believe that the misstatement is not material.  UAPC believes that the qualitative factors regarding the misstatement allow UAPC to avoid restating previously issued reports.  UAPC proposes to provide a reclassification of previously reported income statement line items to reflect the proposed corrected presentation in all future filings that present 2011 results.

Exhibits 99.1 and 99.3

2.
We note your response to comment two in our letter dated September 24, 2012. Please provide your analysis in necessary detail as to how the filed reports comply with Item 1202(a)(8)(ii)-(viii) of Regulation S-K.

RESPONSE:

Once the Company has determined whether the Staff will require the Company to restate its Form 10-K for the year ended December 31, 2011 (as discussed in comment 1 above, the Company believes that such restatement would create a financial and operational hardship), the Company proposes moving forward with an Amended Form 10-K filing to include an updated report in compliance with Item 1202(a)(8)(ii)-(viii) of Regulation S-K. from Nova Resources, Inc.

Regards,

/s/ Michael Carey
Michael Carey
Chief Executive Officer